
September 21, 2010

Ms. Alida Heyer
Golden Fork Corporation
8 Hermitage Way, Meadowridge
Constantia, 7806 Western Cape
RSA

> **Re: Golden Fork Corporation**
> **Registration Statement on Form S-1**
> **Filed September 2, 2010**
> **File No. 333-169152**

Dear Ms. Heyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise. To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 16.

Outside Front Cover Page of the Prospectus

2. Please revise to include a prominent statement that (i) the information in the prospectus will be amended or completed; (ii) a registration statement relating to these securities has been filed with the Securities and Exchange Commission; (iii) the securities may not be sold until the registration statement becomes effective; and (iv) the prospectus is not an offer to sell securities and it is not an offer to buy the securities in any state where offers or sales are not permitted. Alternatively, please confirm that you will not use the prospectus prior to the effective date of the registration statement. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 5

Our Business, page 5

3. Based on information elsewhere in the prospectus, it appears that you plan to open a catering service with one or possibly two employees. If so, please so state in the summary since that will help investors gauge the possible revenues and the limits on the kind of catering you intend.

4. Revise the summary to include your monthly "burn rate," the amount of expenses you expect to incur during the 270 days of the offering, and the source of such funds.

5. Please tell us the public policy reason you believe exists for declaring a registration statement effective which lists zero assets on its financial statements, particularly where there is no escrow account for investor funds.

6. We note your disclosure on page 5 that you intend to provide catering services to customers in your target market. Please revise to provide a more detailed description of your target market.

The Offering, page 5

7. Please revise throughout to clarify that this offering document relates solely to the sale of newly issued shares of your common stock and does not include any resales of securities by selling shareholders.

8. We note your reference to a Selling Security Holders section on pages 4 and 5. This section does not appear to be included in your registration statement. Please revise or advise.

9. Please reconcile your disclosure regarding the minimum offering price on page 3 with your disclosure on page 6 that states that "[i]f the minimum of $30,000 is raised, this amount will enable us, after paying the expenses of this offering, to operate for one year."

Risk Factors, page 6

10. Please disclose the risks related to the lack of management experience in providing catering services or advise.

11. We note that your assets and sole director and officer are located in South Africa. Please disclose the risks related to enforcing a judgment obtained in non-South African courts or effecting service of process on your sole director and officer.

12. Please add risk factors for the following risks or tell us why they are not necessary: because the sole employee occupies all corporate positions, it may not be possible to have adequate internal controls; because she will determine her salary and perquisites, there may not be funds available for net income; because the catering market is competitive, driven in part by costs and consists almost exclusively of non-public companies, a small catering company with the added expenses of being a reporting company exists at a serious competitive disadvantage.

Because our auditors have issued a going concern opinion . . . , page 6

13. Please revise the title of this risk factor so that it does not appear that due to the issuance by the auditors of a going concern opinion, there is substantial uncertainty that you will continue operations.

We lack an operating history and have losses . . . , page 6

14. Please revise to include an estimate of the additional costs you will incur as a public company.

Because we have a limited operating history, our business is difficult to evaluate, page 6

15. Please provide support for your characterization of the catering, on-site cooking, and personal chef industry as a new and rapidly evolving market.

Forward-Looking Statements, page 7

16. Please reconcile your statement on page 7 that your sale of unregistered securities was exempt pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D with your statements on pages 14 and 25 that the sale was exempt pursuant to Regulation S.

Use of Proceeds, page 8

17. We note that the use of proceeds is missing in the fourth row of your table on page 8. Please revise.

18. We note your statement on page 8 that the cost of establishing a successful catering services business is $25,000. Please provide support for this statement or state that it is your belief. Also, revise to explain why you are only seeking $15,000 as your minimum since you believe you need $25,000.

Plan of Distribution; Terms of the Offering, page 10

Procedures for Subscribing, page 11

19. Please revise to clarify that potential investors should not take the steps noted until you have provided them with the proper prospectus required by Section 10 of the Securities Act of 1933.

Description of Capital Stock, page 11

20. Please delete your statements that all outstanding shares of your common stock are fully paid and non-assessable and that all shares of your common stock that are subject to this offering will be fully paid for and non-assessable. These are legal conclusions that you are not qualified to make. Alternatively, attribute the statements to counsel and file counsel's consent to be named in this section.

Interests of Named Experts, page 12

21. Please revise the first sentence in the second paragraph of this section to remove the reference to shares sold by the selling security holders or advise.

Description of Business, page 12

22. Please completely revise this section and your plan of operation on page 14 to provide investors with a detailed discussion of your business plans. Disclose each material step you have taken so far, and provide a discussion of the real costs and timelines you face in reaching your goals of providing catering, personal chef, and on-site cooking services. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) the estimated fees you intend to charge for your services, including a discussion of your estimated costs of catering an event, providing on-site cooking for an event, and providing personal chef services, (b) general contract terms you intend to include in your agreements with customers, and (c) the steps you plan to take after you have completed your website and placed your name and contact information in online directories. What is your anticipated geographic reach? What is your anticipated markup over expenses? What hourly salary do you intend to pay? What steps have you taken to compare your expenses and rates to your competitors?

23. Please clarify as to whether the estimated annual revenues you site for personal chef services on page 12 is for the specific market you intend to target and whether the personal chef business is among the fastest-growing businesses in your specific location. In addition, please disclose the size of your target market.

24. Please disclose the competitive business conditions and your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

25. Please provide support for your statement in the third paragraph that catering is not affected by downturns in the economy.

Marketing Strategies, page 12

26. Please quantify the dollar amount behind the "sizable amount of print and traditional advertising methods."

Revenue, page 13

27. Please revise to disclose your fixed fee and your hourly fee. Doing so will aid investors in making a decision about the likelihood of your success. We suggest providing a menu amount for the fixed fee offering as well for the same reason.

Description of Property, page 13

28. Please disclose whether this property is capable of serving as a place for food preparation and whether you intend to use it as a place for food preparation. Refer to Instruction 1 to Item 102 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 13

29. Please disclose the amount of securities you have agreed to register under the Securities Act for sale by your security holder or advise.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 13

30. Please reconcile your disclosure on page 13 that your website will be sufficiently developed within 90 days from the completion of your offering with your disclosure on page 14 that your website will be fully operational within less than 30 days from the completion of your offering.

Results of Operations, page 14

31. Please reconcile your disclosure in this section that you will begin operations within 100 days after you complete your public offering with your disclosure on the same page that you will, within 120 days after you complete your public offering, begin your catering services.

Management, page 15

Biography of Alisa Heyer, page 15

32. Please clarify as to whether Ms. Heyer has over ten year of experience as a professional chef.

Security Ownership of Certain Beneficial Owners and Management, page 16

33. Please revise the table on page 16 by removing the last two columns.

Certain Relationships and Related Transactions, page 16

34. Please disclose that Ms. Heyer owns your office in this section. To the extent that Ms. Heyer has paid your rent, please disclose whether you have agreed to reimburse her and the terms of any such agreement. In addition, please reconcile your disclosure regarding your rental payments on page 16 with your disclosure on page 12.

35. Please include Ms. Heyer's purchase of your shares of common stock in this section.

36. We note your disclosure on page 5 that you have agreed to file a registration statement to register the resale of the common shares issued to the selling security holders. Please advise as to whether you have a registration rights agreement with Ms. Heyer. To the extent that such agreement exists, please file it as an exhibit to your registration statement.

Signatures, page 27

37. Please revise to have Ms. Heyer sign the signature page in her capacity as your principal executive officer, principal financial officer, principal accounting officer, and director. Refer to Form S-1, Signatures.

Exhibits

Exhibit 5.1

38. We note that counsel has limited its opinion to the laws of the State of North Carolina. Please have counsel revise to remove any references to North Carolina since the opinion is about a Nevada corporation.

39. We note the statement that the shares "are" legally issued, fully paid and non-assessable. However, we note that the shares have not been issued and that payment has not been made. Please have counsel revise or advise.

40. Please have counsel replace "Legal Matters" with "Interests of Named Experts and Counsel" in the last sentence.

Other

41. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

42. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.


Sincerely,

Max A. Webb
Assistant Director


cc: Via facsimile: (980) 422-0334
       Jared P. Febbroriello, Esq.
       JPF Securities Law, LLC